UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NeuroMetrix, Incorporated

(Name of Issuer)

Par Value $0.0001

(Title of Class of Securities)

641255104

(CUSIP Number)

Chayn Mousa

13455 Cutten Road Suite 1H

Houston, Texas, 77069

(281) 444-9311

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641255104		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) CHAYN MOUSA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 783,483

	8.	Shared Voting Power 00,000

	9.	Sole Dispositive Power 783,483

	10.	Shared Dispositive Power 00,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 783,483

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.303%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 641255104	13D

Item 1.	Security and Issuer.

This statement is an initial filing of a Schedule 13D and relates to the common stock, par value of $0.0001 per share listed for trading on the NASDAQ Stock Market of NeuroMetrix, Inc (the issuer) which has its principal executive offices at 62 Forth Avenue, Waltham, MA 02451.

Item 2.	Identity and Background.

A)    This statement is filed by Chayn Mousa

B)    Mr. Mousa’s address is 13455 Cutten Road, Suite 1H, Houston, TX 77069.

C)    Chayn Mousa is an individual investor with an office at the address indicated on the cover page.

D)    During the last five years, Mr. Mousa has not been convicted in a criminal proceeding.

E)    During the last five years, Mr. Mousa has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

F)    Mr. Mousa is a US citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Mousa is utilizing personal funds for these purchases and has in excess of $20,000,000 available.  No portion of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction.
Mr. Mousa is acquiring securities for a personal investment. A) Mr. Mousa intends to purchase additional securities of the issuer.

Item 5.	Interest in Securities of the Issuer.

Mr. Mousa is the holder of 1,192,888 shares of NeuroMetrix, Inc. (NURO) as of November 7, 2012, representing 9.6% of the 12,430,000 shares outstanding.

Mr. Mousa has the sole authority to vote all 1,192,888 shares held by him.

Mr. Mousa has the sole authority to dispose or to direct the disposition of all 1,192,888 shares held by him.

Mr. Mousa has completed the following transactions with in the last 60 days with respect to NeuroMetrix, Inc. stock:

Date	Shares Purchased	Shares Sold	Price per Share	Amount of Transaction(s)	How Effected

Prior to 10/24/12	561,510	90,834	$0.58	$270,476	Open Market

10/25/12	387,061	20,600	$0.53	$189,738	Open Market

10/26/12	14,970	-0-	$0.52	$7,784	Open Market

10/31/12	14,075	-0-	$0.50	$7,038	Open Market

11/02/12	151,740	-0-	$0.50	$75,870	Open Market

11/05/12	23,000	-0-	$0.51	$11,730	Open Market

11/06/12	61,966	-0-	$0.50	$30,983	Open Market

11/07/12	90,000	-0-	$0.50	$45,000	Open Market

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangement, understandings or relationships with respect to securities of the issuer.

Item 7.	Material to be Filed as Exhibits.
No additional material is required to be filed at this time.

CUSIP No. 641255104	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Chayn Mousa
Owner
November 7, 2012